UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052742

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 24)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On September 9, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Twenty-Fourth Supplementary Bidder's Statement with the Australian Securities & Investments Commission. pg. 4

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

TWENTY FOURTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002, 30 July 2002, 31 July 2002, 2 August 2002, 6 August 2002, 7 August 2002, 8 August 2002, 16 August 2002, 19 August 2002, 28 August 2002 and 30 August 2002 ("**Previous Supplementary Bidder's Statements**").

This Twenty Fourth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to Placer Dome's intention to seek representation on the AurionGold Board.

Dated: 9 September 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 9 September 2002.



Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 9 September 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME SEEKS AURIONGOLD BOARD REPRESENTATION

Brisbane, Australia, September 9 2002:
Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc. (TSX: PDG, NYSE: PDG, ASX: PDG) ("Placer Dome"), advises that it has notified AurionGold Limited ("AurionGold") of Placer Dome's intention to seek representation on the AurionGold Board, in view of Placer Dome's significant investment in the company. This now represents a shareholding of nearly 37% of AurionGold, having a current value of approximately A$600 million.

Placer Dome is seeking the appointment of four additional directors to the AurionGold Board at the AurionGold Annual General Meeting scheduled for 30 October 2002. The level of Board representation sought by Placer Dome is consistent with its current shareholding in AurionGold and with customary commercial practice and precedent.

The four Placer Dome nominees are Messrs. Arthur Hood, Bob Humphris, David Karpin, and Patrick Sankey.

These nominees collectively have more than 100 years experience in the mining industry including gold, base metals, iron ore, and coal, as well as extensive experience as public company directors. Placer Dome believes they will make a significant positive contribution to AurionGold.

Offer Status

Placer Dome's Offer of 17.5 Placer Dome shares for every 100 AurionGold shares and 28 cents per share values AurionGold at A$3.65 per share based on Placer Dome's closing share price on the Toronto Stock Exchange ("TSX") and the Reserve Bank of Australia exchange rate on 6 September 2002. Including the AurionGold fully franked dividend of 7 cents per share, the implied value of Placer Dome's Offer is $3.72 per AurionGold share, for those shareholders eligible to receive the AurionGold final dividend. Placer Dome's Offer represents an attractive premium to AurionGold's trading levels prior to the announcement of the Offer.

The Offer is open and capable of immediate acceptance. It is scheduled to close at 6:00pm (AEST) on Tuesday, 10 September 2002.

-end-

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:
In Australia 1 800 222 212
International +61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Tim Duncan
(61 3) 9600 1979

On the Internet: www.placerdome.com

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

7

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

September 9, 2002